File Pursuant to Rule 424(b)(3)
Registration No. 333-168971

SUPPLEMENT NO. 4 DATED APRIL 14, 2011

TO PROSPECTUS DATED JANUARY 19, 2011

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated January 19, 2011 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and this Supplement No. 4.

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of March 31, 2011, 159,913,513 Units remain unsold. We will offer Units until January 19, 2013, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

As of March 31, 2011, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	12,813,759	140,951,347	126,856,212

Total	22,337,569	$240,951,347	$216,856,212

The exemption from registration provided under Section 25104(h) of the California Corporations Code will not be available for resales of Units purchased in this offering.

Updated Risk Factor

The following updated risk factor amends and replaces the current risk factor found on page 22 of our prospectus dated January 19, 2011:

There will be dilution of shareholders’ interests upon conversion of the Series B convertible preferred shares.

Glade M. Knight, who is our Chairman and Chief Executive Officer, holds 480,000 Series B convertible preferred shares that are convertible into common shares, as described under “Principal and Management Shareholders”. The Series B convertible preferred shares are convertible into common shares upon the occurrence of certain specified events, as specifically described elsewhere in this prospectus. The conversion of the Series B convertible preferred shares into common shares will result in dilution of the shareholders’ interests.

The following chart shows the number of common shares into which the 480,000 Series B convertible preferred shares may be converted based on the number of Units we sell in this offering:

Amount of Proceeds Raised in the Offering	Units Sold	Number of common shares into which 480,000 Series B convertible preferred shares convert (a)	Percentage of Common shares owned	$ Amount of Converted Shares Assuming an $11 Share Price
$ 100,000,000	9,523,810	443,141	4.45%	$4,874,551
$1,000,000,000	91,341,991	5,814,830	5.98%	$63,963,130
$2,000,000,000	182,251,082	11,602,099	5.98%	$127,623,089

Note:

(a)	Upon conversion of the Series B convertible preferred shares the Series A preferred shares terminate and only common shares will remain outstanding.

Mr. Knight, as our Chairman and Chief Executive Officer, can influence both the conversion of the Series B convertible preferred shares issued to him and the resulting dilution of other shareholders’ interests. See “Compensation—Series B Convertible Preferred Shares.”

Calculation of Asset Management Fee and Amendment to the Advisory Agreement

The calculation of the asset management fee payable to Apple Ten Advisors as discussed on pages 6, 12, 19, 37, 39 and 73 of our prospectus dated January 19, 2011 was amended to be based on funds from operations (FFO) instead of modified funds from operations (MFFO). Therefore, any and all references to MFFO in our prospectus, as it relates to the asset management fee payable to

Apple Ten Advisors, shall be deleted and replaced with FFO. FFO is defined by the National Association of Real Estate Investment Trusts (NAREIT) as net income, computed in accordance with generally accepted accounting principles (GAAP), excluding gains or losses on sales of depreciable property, plus depreciation and amortization of real estate property used in operations, less preferred dividends and after adjustments for unconsolidated partnerships and joint ventures. The calculation will be based on the NAREIT definition of FFO. FFO does not represent cash flow from operating, investing or financing activities in accordance with GAAP and is not indicative of cash available to fund all of our cash needs. FFO should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flow as a measure of liquidity or the ability to service debt or to pay dividends. In the future, the Securities and Exchange Commission or NAREIT may decide to modify the definition of FFO and we would have to adjust the calculation and characterization of this non-GAAP measure for purposes of calculating the asset management fee.

In connection with amending the calculation of the asset management fee payable to Apple Ten Advisors from MFFO to FFO, the Advisory Agreement dated December 20, 2010 was amended to reflect this modification.

The following paragraph now replaces the last two paragraphs on page 73 of our prospectus:

“We believe that funds from operations is an appropriate measure to use in determining the fees to be paid to Apple Ten Advisors since it is a common industry performance measurement. Funds from operations is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles), excluding gains or losses on sales of depreciable property, plus depreciation and amortization of real estate property used in operations, less preferred dividends and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations does not represent cash flow from operating, investing or financing activities in accordance with GAAP and is not indicative of cash available to fund all of our cash needs. Funds from operations should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flow as a measure of liquidity or the ability to service debt or to pay dividends. In the future, the SEC or NAREIT may decide to modify the definition of funds from operations and the Company would have to adjust the calculation and characterization of this non-GAAP measure for calculating the asset management fee.”

RECENT DEVELOPMENTS

Recent Purchases

On March 25, 2011, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of two hotels located in Matthews, North Carolina and Columbia, South Carolina. The aggregate gross purchase price for these hotels, which contain a total of 185 guest rooms, was $20.5 million.

Further information about our recently purchased hotels is provided in other sections below.

Recent Purchase Contracts

Since our Prospectus Supplement No. 3 dated March 17, 2011, we caused one of our indirect wholly-owned subsidiaries to enter into 13 purchase contracts for the potential purchase of 13 hotels.

The total gross purchase price for these hotels, which contain a total of 1,396 guest rooms, is approximately $152.0 million. Deposits totaling $1.3 million have been made and the contracts require an additional aggregate deposit in the amount of $1.3 million at or after the end of our contractual review periods. A number of required conditions to closing currently remain unsatisfied under each of the purchase contracts. Accordingly, there can be no assurance at this time that any closings will occur under these purchase contracts. Upon a purchase, the deposit amounts would be credited against the applicable purchase price. If a closing does not occur because the seller has failed to satisfy a closing condition or breaches the purchase contract, the deposits would be refunded to us.

The following table provides a summary of the hotels covered by the contracts discussed above:

	Hotel Location	Franchise	Date of Purchase Contract	Number of Rooms	Gross Purchase Price
1.	Davenport, Iowa	Hampton Inn & Suites	April 4, 2011	103	$13,000,000
2.	Cedar Rapids, Iowa	Homewood Suites	April 4, 2011	95	13,000,000
3.	Cedar Rapids, Iowa	Hampton Inn & Suites	April 4, 2011	103	13,000,000
4.	Hoffman Estates, Illinois	Hilton Garden Inn	April 4, 2011	184	10,000,000
5.	Knoxville, Tennessee (a)	TownePlace Suites	April 12, 2011	98	9,000,000
6.	Knoxville, Tennessee	SpringHill Suites	April 12, 2011	103	14,500,000
7.	Knoxville, Tennessee (a)	Homewood Suites	April 12, 2011	103	15,000,000
8.	Gainesville, Florida	Hilton Garden Inn	April 12, 2011	104	12,500,000
9.	Fort Myers, Florida	SpringHill Suites	April 12, 2011	106	9,000,000
10.	Richmond, Virginia	SpringHill Suites	April 12, 2011	103	11,000,000
11.	Pensacola, Florida	TownePlace Suites	April 12, 2011	98	11,500,000
12.	Montgomery, Alabama (a)	TownePlace Suites	April 12, 2011	95	7,500,000
13.	Mobile, Alabama	Hampton Inn & Suites	April 12, 2011	101	13,000,000

			Total	1,396	$152,000,000

Note for Table:

(a)	Purchase contract for these hotels requires the assumption of loans secured by the hotels. The outstanding principal is approximately $23.0 million. The loans have current interest rates of 5.45%, 6.30% and 6.65%, maturity dates of December 2015, October 2016 and March 2013, and require monthly payments of principal and interest on an amortized basis.

We have no material relationship or affiliation with the prospective sellers of the hotels described above, except through the pending purchase contracts and any related documents.

Source of Funds and Related Party Payments

Our recent purchases, which resulted in our ownership of two additional hotels, were funded by the proceeds from our ongoing offering of Units. Our offering proceeds also have been used to fund the initial deposits required by the hotel purchase contracts and will be used for the related additional deposits.

We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay $410,000 to Apple Suites Realty Group, Inc., representing 2% of the gross purchase price for our recent purchases.

Overview of Owned Hotels

As a result of our recent purchases, we currently own four hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

	Hotel Location	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager
1.	Matthews, North Carolina	Fairfield Inn & Suites	Apple Ten North Carolina, L.P.	Apple Ten Hospitality Management, Inc.	Newport Charlotte Management, LLC
2.	Columbia, South Carolina	TownePlace Suites	Apple Ten Business Trust	Apple Ten Hospitality Management, Inc.	Newport Columbia Management, LLC

Note for Table:

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

We have no material relationship or affiliation with the sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

SUMMARY OF CONTRACTS
FOR OUR RECENTLY PURCHASED PROPERTIES

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rent and the lease commencement date for our recently purchased hotels:

	Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
1.	Matthews, North Carolina	Fairfield Inn & Suites	$730,225	March 25, 2011
2.	Columbia, South Carolina	TownePlace Suites	$842,281	March 25, 2011

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate. The management agreements provide for an initial term of five years. Our leasing subsidiary may terminate the management agreements if the managers fail to achieve certain performance levels.

Franchise Agreements

For each hotel there is a relicensing franchise agreement between the applicable lessee and Marriott International, Inc. or an affiliate. The relicensing franchise agreements provide for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. The royalty fees are 4.5 – 5% and the marketing contribution fees are 1.5 – 2.5%. The duration of the relicensing franchise agreements range from 18 – 20 years, however, it may be terminated earlier for various reasons including failure of the franchisee to operate in accordance with the standards, procedures and requirements established by the franchisor. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable relicensing franchise agreement. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our hotels:

Table 1. General Information

	Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)	Purchase Date
1.	Matthews, North Carolina	Fairfield Inn & Suites	94	$10,000,000	$109-119	$8,623,000	March 25, 2011
2.	Columbia, South Carolina	TownePlace Suites	91	10,500,000	$119	9,887,100	March 25, 2011

		Total	185	$20,500,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information (a)

PART A		Franchise	Avg. Daily Occupancy Rates (%)
			2006	2007	2008	2009	2010
	Hotel Location
1.	Matthews, North Carolina	Fairfield Inn & Suites	n/a	n/a	n/a	n/a	30%
2.	Columbia, South Carolina	TownePlace Suites	n/a	n/a	n/a	65%	72%

PART B		Franchise	Revenue per Available Room/Suite ($)
			2006	2007	2008	2009	2010
	Hotel Location
1.	Matthews, North Carolina	Fairfield Inn & Suites	n/a	n/a	n/a	n/a	$22
2.	Columbia, South Carolina	TownePlace Suites	n/a	n/a	n/a	$56	$62

Note for Table 2:

(a)	Operating data is presented for the last five years (or since the beginning of hotel operations). See Table 1. General Information above for the date the hotel was acquired.

Table 3. Tax and Related Information

	Hotel Location	Franchise	Tax Year		Real Property Tax Rate (b)	Real Property Tax
1.	Matthews, North Carolina	Fairfield Inn & Suites	2010 (a	)	1.3%	$15,500	(c)
2.	Columbia, South Carolina	TownePlace Suites	2010 (a	)	2.7%	106,000

Notes for Table 3:

(a)	Represents a calendar year.

(b)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(c)	The hotel property consisted of undeveloped land for a potion of the tax year, and the real property tax is not necessarily indicative of property taxes expected for the hotel in the future.